 EXHIBIT 2.2
UNITED STATES BANKRUPTCY COURT SOUTHERN DISTRICT OF NEW YORK
x
In re	:	Chapter 11 Case Nos.
:
BETHLEHEM STEEL CORPORATION,	:	01-15288 (BRL) through
et al.	:	01-15302, 01-15308
	:	through 01-15315 (BRL)
Debtors.	:	(Jointly Administered)
:
x

FINDINGS OF FACT, CONCLUSIONS OF LAW, AND ORDER UNDER

SECTIONS 1129(a) AND (b) OF THE BANKRUPTCY CODE AND RULE 3020

OF THE FEDERAL RULES OF BANKRUPTCY PROCEDURE

CONFIRMING DEBTORS’ PLAN OF LIQUIDATION

WHEREAS, Bethlehem Steel Corporation (“Bethlehem”) and its debtor subsidiaries, as debtors and debtors in possession (collectively, the “Debtors”), as “proponents of the plan” within the meaning of section 1129 of title 11, United States Code (the “Bankruptcy Code”), filed the Debtors’ Plan of Liquidation Under Chapter 11 of the Bankruptcy Code, dated September 10, 2003 (such plan, as transmitted to parties in interest being the “Original Plan” and, as subsequently modified, the “Plan”)1 and the Disclosure Statement for Debtors’ Plan of Liquidation, dated September 10, 2003 (as transmitted to parties in interest, the “Disclosure Statement”); and

[1]	Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to such terms in the Plan, a copy of which is annexed hereto as Exhibit “A.” Any term used in the Plan or this Confirmation Order that is not defined in the Plan or this Confirmation Order, but that is used in the Bankruptcy Code or the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

WHEREAS, on September 10, 2003, the Bankruptcy Court entered an order (the “Solicitation Order”) which, among other things, (a) approved the Disclosure Statement under section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017, (b) established October 22, 2003 as the date for the commencement of the hearing to consider confirmation of the Plan (the “Confirmation Hearing”), (c) approved the form and method of notice of the Confirmation Hearing (the “Confirmation Hearing Notice”), and (d) established certain procedures for soliciting and tabulating votes with respect to the Original Plan; and

WHEREAS, the Confirmation Hearing Notice and, (i) as to holders of Claims in Classes 1, 2, and 3 entitled to vote, the Disclosure Statement, the Original Plan, the Solicitation Order, letters recommending acceptance of the Plan from the Debtors and the Committee; and a ballot and return envelope (such ballot and envelope being referred to as a “Ballot”), and (ii) as to holders of Claims in Classes 1, 2, and 3 subject to an objection filed by the Debtors on or before September 19, 2003 (the “Holders of Claims Subject to an Objection”), and holders of Equity Interests in Class 4, the Solicitation Order and a Notice of Non-Voting Status were transmitted as set forth in the Affidavit of Mailing of Herb Baer of Bankruptcy Services LLC, sworn to on September 26, 2003, evidencing the timely service of the Plan, Disclosure Statement, related solicitation materials, and notice of non-voting status (the “Baer Certificate”), and such service is adequate as provided by Bankruptcy Rule 3017(d); and

WHEREAS, the Debtors filed the Certification of Publication of Cathy Zike, sworn to on September 25, 2003, evidencing publication of the Confirmation Hearing Notice on September 23, 2003 in The New York Times and the Certification of

Publication of Gregg Palmer, sworn to on September 23, 2003, evidencing publication of the Confirmation Hearing Notice on September 23, 2003 in The Wall Street Journal in accordance with the Solicitation Order (together, the “Publication Certificates”); and

WHEREAS, on October 10, 2003, the Debtors filed the Plan Supplement with respect to the Plan; and

WHEREAS, the Debtors filed the Affidavit of Tirzah Gordon of Bankruptcy Services LLC Regarding the Methodology for the Tabulation of and Results of Voting with Respect to the Disclosure Statement for Debtors’ Plan of Liquidation, sworn to on October 20, 2003 (the “Voting Report), attesting and certifying the method and results of the ballot tabulation for the Classes of Claims (Classes 1, 2, and 3), entitled to vote to accept or reject the Plan; and

WHEREAS, the Office of the United States Trustee for the Southern District of New York, Various Asbestos Personal Liability Claimants, ACE American Insurance Company, Longview Independent School District, and Eric R. Kuhn timely filed and served objections to confirmation of the Plan (the “Objections”); and

WHEREAS, four Objections have been withdrawn or partially resolved on the terms and conditions described on the record of the Confirmation Hearing (collectively, the “Resolved Objections”), and the remaining Objections are overruled on the merits pursuant to this Confirmation Order; and

WHEREAS, on October 21, 2003, the Debtors filed (i) an omnibus response to the Objections (the “Response”), (ii) a memorandum of law in support of confirmation of the Plan (the “Confirmation Memorandum”), and (iii) the Affidavit of

Lonnie A. Arnett in Support of Confirmation of Debtors’ Plan of Liquidation (the “Arnett Affidavit”); and

WHEREAS, the Confirmation Hearing was held on October 22, 2003.

NOW, THEREFORE, based upon the Voting Report, the Arnett Affidavit, the Confirmation Memorandum, the Response, the Baer Certificate, and the Publication Certificates; and upon (a) all the evidence proffered or adduced at, memoranda and Objections filed in connection with, and arguments of counsel made at the Confirmation Hearing, and (b) the entire record of these Chapter 11 Cases; and after due deliberation thereon and good cause appearing therefor:

FINDINGS OF FACT AND CONCLUSIONS OF LAW

IT IS HEREBY FOUND AND DETERMINED THAT:2

1. Exclusive Jurisdiction; Venue; Core Proceeding (28 U.S.C. §§ 157(b)(2), 1334(a)). This Bankruptcy Court has jurisdiction over the Chapter 11 Cases pursuant to sections 157 and 1334 of title 28 of the United States Code. Venue is proper pursuant to sections 1408 and 1409 of title 28 of the United States Code. Confirmation of the Plan is a core proceeding pursuant to 28 U.S.C. § 157(b)(2)(L), and this Bankruptcy Court has exclusive jurisdiction to determine whether the Plan complies with the applicable provisions of the Bankruptcy Code and should be confirmed.

2. Judicial Notice. This Bankruptcy Court takes judicial notice of the docket of the Chapter 11 Cases maintained by the Clerk of the Bankruptcy Court and/or its duly-appointed agent, including, without limitation, all pleadings and other documents

[2]	Pursuant to Bankruptcy Rule 7052, findings of fact shall be construed as conclusions of law and conclusions of law shall be construed as findings of fact when appropriate.

filed, all orders entered, and evidence and argument made, proffered, or adduced at the hearings held before the Bankruptcy Court during the pendency of the Chapter 11 Cases, including, but not limited to, the hearings to consider the adequacy of the Disclosure Statement.

3. Burden of Proof. The Debtors have the burden of proving the elements of sections 1129(a) and (b) of the Bankruptcy Code by a preponderance of evidence.

4. Transmittal and Mailing of Materials; Notice. The Disclosure Statement, the Original Plan, the Ballots, the Solicitation Order, and the Confirmation Hearing Notice, which were transmitted and served as set forth in the Baer Certificate, shall be deemed to have been transmitted and served in compliance with the Solicitation Order and the Bankruptcy Rules, and such transmittal and service were adequate and sufficient, and no other or further notice is or shall be required.

5. Voting. Votes to accept and reject the Plan have been solicited and tabulated fairly, in good faith, and in a manner consistent with the Bankruptcy Code, the Bankruptcy Rules, the Solicitation Order, and industry practice.

6. Plan Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(l)). The Plan complies with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(l) of the Bankruptcy Code.

(a) Proper Classification (11 U.S.C. §§ 1122, 1123(a)(1)). In addition to Administrative Expense Claims and Priority Tax Claims, which need not be designated, the Plan designates four Classes of Claims and Equity Interests. Each Other Secured Claim shall be deemed to be separately classified in a subclass of Class 1 and shall have all rights associated with separate classification under the Bankruptcy Code. The Claims and Equity Interests placed in each Class are substantially similar to other Claims and Equity Interests, as the case may be, in each such Class. Valid business, factual, and legal reasons exist for separately classifying the various Classes of Claims and Equity Interests created under the Plan, and such Classes do not unfairly discriminate between holders of Claims and Equity Interests. The Plan satisfies sections 1122 and 1123(a)(1) of the Bankruptcy Code.

(b) Specified Unimpaired Classes (11 U.S.C. § 1123(a)(2)). Article III of the Plan specifies that none of the Classes are unimpaired under the Plan, thereby satisfying section 1123(a)(2) of the Bankruptcy Code.

(c) Specified Treatment of Impaired Classes (11 U.S.C. § 1123(a)(3)). Articles III and IV of the Plan designate Classes 1, 2, 3, and 4 as impaired and specify the treatment of Claims and Equity Interests in those Classes, thereby satisfying section 1123(a)(3) of the Bankruptcy Code.

(d) No Discrimination (11 U.S.C. § 1123(a)(4)). The Plan provides for the same treatment by the Debtors for each Claim or Equity Interest in each respective Class unless the holder of a particular Claim or Equity Interest has agreed to a less favorable treatment of such Claim or Equity Interest, thereby satisfying section 1123(a)(4) of the Bankruptcy Code.

(e) Implementation of Plan (11 U.S.C. § 1123(a)(5)). The Plan and the various documents and agreements set forth in the Plan Supplement provide adequate and proper means for the Plan’s implementation, including (i) the deemed consolidation of the Debtors, and (ii) the establishment of the Liquidating Trust, thereby satisfying section 1123(a)(5) of the Bankruptcy Code.

(f) Non-Voting Equity Securities (11 U.S.C. § 1123(a)(6)). Section 6.5 of the Plan provides for the dissolution of each Debtor (with the exception of Bethlehem Steel de Mexico, S.A. de C.V.), after the respective Debtor’s completion of the acts required by the Plan, and therefore, section 1123(a)(6) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

(g) Designation of Directors (11 U.S.C. § 1123(a)(7)). Section 6.5 of the Plan provides for the dissolution of each Debtor (with the exception of Bethlehem Steel de Mexico, S.A. de C.V., which was sold to ISG), after the respective Debtor’s completion of the acts required by the Plan, and therefore, section 1123(a)(7) of the Bankruptcy Code is inapplicable in these Chapter 11 Cases.

(h) Additional Plan Provisions (11 U.S.C. § 1123(b)). The Plan’s provisions are appropriate and not inconsistent with the applicable provisions of the Bankruptcy Code.

(i) Bankruptcy Rule 3016(a). The Plan is dated and identifies the entities submitting it as proponents, thereby satisfying Bankruptcy Rule 3016(a).

7. Debtors’ Compliance with Bankruptcy Code (11 U.S.C. § 1129(a)(2)). The Debtors have complied with the applicable provisions of the Bankruptcy Code, thereby satisfying section 1129(a)(2) of the Bankruptcy Code. Specifically:

a.	The Debtors are proper debtors under section 109 of the Bankruptcy Code.

b.	The Debtors have complied with applicable provisions of the Bankruptcy Code, except as otherwise provided or permitted by orders of the Bankruptcy Court.

c.	The Debtors have complied with the applicable provisions of the Bankruptcy Code, the Bankruptcy Rules, and the Solicitation Order in transmitting the Original Plan, the Disclosure Statement, the Ballots, and related documents and notices and in soliciting and tabulating votes on the Original Plan.

8. Plan Proposed in Good Faith (11 U.S.C. § 1129(a)(3)). The Debtors have proposed the Plan in good faith and not by any means forbidden by law, thereby satisfying section 1129(a)(3) of the Bankruptcy Code. The Debtors’ good faith is evident from the facts and records of these Chapter 11 Cases, the Disclosure Statement and the hearings thereon, and the record of the Confirmation Hearing and other proceedings held in these Chapter 11 Cases. The Plan was proposed with the legitimate and honest purpose of maximizing the value of the Debtors’ estates and to effectuate an orderly liquidation of the Debtors.

9. Payments for Services or Costs and Expenses (11 U.S.C. § 1129(a)(4)). Any payment made or to be made by any of the Debtors for services or for costs and expenses in or in connection with the Chapter 11 Cases, or in connection with the Plan and incident to the Chapter 11 Cases, has been approved by, or is subject to the approval of, the Bankruptcy Court as reasonable, thereby satisfying section 1129(a)(4) of the Bankruptcy Code.

10. Directors, Officers, and Insiders (11 U.S.C. § 1129(a)(5)). The Debtors have complied with section 1129(a)(5) of the Bankruptcy Code. Section 6.5 of the Plan provides for the dissolution of each Debtor (with the exception of Bethlehem Steel de Mexico, S.A. de C.V.), after the respective Debtor’s completion of the acts required by the Plan and, therefore, there will be no “reorganized debtor” for any presently existing officer or director to serve. The anticipated nature of the board of directors that will continue to oversee the wind down of the Debtors through the Effective Date as well as any bonuses to be awarded to certain employees who are part of the Debtors’ reduced staff for their work during the final stages of these Chapter 11 Cases have been fully disclosed as set forth in paragraphs 38 through 40 of the Arnett Affidavit.

11. No Rate Changes (11 U.S.C. § 1129(a)(6)). Section 6.5 of the Plan provides for the dissolution of each Debtor (with the exception of Bethlehem Steel de Mexico, S.A. de C.V.), after the respective Debtor’s completion of the acts required by the Plan. Thus, section 1129(a)(6) of the Bankruptcy Code is not applicable in these Chapter 11 Cases.

12. Best Interests of Creditors (11 U.S.C. § 1129(a)(7)). The Plan satisfies section 1129(a)(7) of the Bankruptcy Code. The Disclosure Statement, the Plan Supplement, the Arnett Affidavit, and other evidence proffered or adduced at the Confirmation Hearing (a) are persuasive and credible, (b) have not been controverted by other evidence, and (c) establish that each holder of an impaired Claim or Equity Interest either has accepted the Plan or will receive or retain under the Plan, on account of such Claim or Equity Interest, property of a value, as of the Effective Date, that is not less than the amount that such holder would receive or retain if the Debtors were liquidated under chapter 7 of the Bankruptcy Code on such date.

13. Acceptance by Certain Classes (11 U.S.C. § 1129(a)(8)). Other Secured Claims in Class 1 (each of which is considered to be in a separate subclass of Class 1), Priority Non-Tax Claims in Class 2, and General Unsecured Claims in Class 3

have voted to accept the Plan in accordance with sections 1126(c) and (d) of the Bankruptcy Code. Equity Interests in Class 4 are not entitled to receive or retain any property under the Plan and, therefore, are deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. Although section 1129(a)(8) has not been satisfied with respect to the deemed rejecting Class 4, the Plan is confirmable because the Plan satisfies section 1129(b) of the Bankruptcy Code with respect to Class 4.

14. Treatment of Administrative and Tax Claims (11 U.S.C. § 1129(a)(9)). The treatment of Administrative Expense Claims and Priority Non-Tax Claims pursuant to Sections 2.1 and 4.2 of the Plan, respectively, satisfies the requirements of sections 1129(a)(9)(A) and (B) of the Bankruptcy Code, and the treatment of Priority Tax Claims pursuant to Section 2.3 of the Plan satisfies the requirements of section 1129(a)(9)(C) of the Bankruptcy Code.

15. Acceptance by Impaired Classes (11 U.S.C. § 1129(a)(10)). At least one Class of Claims against the Debtors that is impaired under the Plan has accepted the Plan, determined without including any acceptance of the Plan by any insider, thus satisfying the requirements of section 1129(a)(10) of the Bankruptcy Code.

16. Feasibility (11 U.S.C. § 1129(a)(11)). The evidence proffered or adduced at the Confirmation Hearing (a) is persuasive and credible, (b) has not been controverted by other evidence, and (c) establishes that the Plan is workable and has a reasonable likelihood of success, thus satisfying the requirements of section 1129(a)(11) of the Bankruptcy Code.

17. Payment of Fees (11 U.S.C. § 1129(a)(12)). All fees payable under section 1930 of title 28, United States Code, as determined by the Bankruptcy Court,

have been paid or will be paid pursuant to Section 12.8 of the Plan. Pursuant to Section 12.8 of the Plan, after the Effective Date, such fees shall be paid by the Trustee solely out of the Trustee Expense Fund. Thus, Section 12.8 of the Plan satisfies the requirements of section 1129(a)(12) of the Bankruptcy Code.

18. Continuation of Retiree Benefits (11 U.S.C. § 1129(a)(13)). By order dated March 24, 2003, the Bankruptcy Court authorized the Debtors to terminate the Retiree Benefits. Pursuant to such order, the Debtors (i) terminated the Retiree Benefits as of March 31, 2003, (ii) paid no claims for medical services incurred by Retirees subsequent to March 31, 2003, (iii) did not collect contributions for coverage under programs, other than pursuant to the continuation coverage requirements under Section 4980B of the Tax Code and Part 6 of Subtitle B of Title I of ERISA (“COBRA”), applicable to the Retirees for the period subsequent to March 31, 2003, (iv) other than as required by law, made no life insurance payments on behalf of any Retiree who died subsequent to March 31, 2003, (v) paid no amounts on account of Retiree Benefits claims submitted to the appropriate insurance administrator subsequent to May 31, 2003, and (vi) after March 31, 2003, terminated all benefit programs providing the Retiree Benefits. Upon the termination of retiree medical benefits by the Debtors, certain affected individuals became eligible to continue retiree health care through COBRA coverage. At the hearing before the Bankruptcy Court on March 24, 2003 to consider the Debtors’ motion to terminate the Retiree Benefits (the “1114 Motion”), the Debtors agreed to apply any surplus proceeds from the ISG Sale remaining after paying Administrative Expense Claims, Priority Tax Claims, and Priority Non-Tax Claims to reimburse the Retirees who have elected and paid for COBRA coverage commencing April 1, 2003, for their COBRA premiums covering the period April 1, 2003 through April 14, 2003, to the extent of such surplus, and if such surplus is not adequate to cover full reimbursement of such claims, then the Retirees shall be reimbursed pro rata based on their COBRA premium amounts subject to the establishment by further order of the Bankruptcy Court of procedures to facilitate the filing and allowance of such claims. The Debtors intend to reimburse eligible Retirees directly without the need for Retirees to file a claim and pay such reimbursement amounts before any distributions are made under the Plan to holders of General Unsecured Claims. Thus, the requirements of section 1129(a)(13) of the Bankruptcy Code are satisfied.

19. Fair and Equitable; No Unfair Discrimination (11 U.S.C. § 1129(b)). Class 4 is deemed to reject the Plan. Based upon the Disclosure Statement, the Confirmation Brief, the Arnett Affidavit, and the evidence proffered, adduced, or presented by the Debtors at the Confirmation Hearing, the Plan does not discriminate unfairly and is fair and equitable with respect to Class 4, as required by section 1129(b)(1) of the Bankruptcy Code. Thus, the Plan may be confirmed notwithstanding the Debtors’ failure to satisfy section 1129(a)(8) of the Bankruptcy Code. Upon confirmation and the occurrence of the Effective Date, the Plan shall be binding upon the members of Class 4.

20. Principal Purpose of the Plan (11 U.S.C. § 1129(d)). The principal purpose of the Plan is not the avoidance of taxes or the avoidance of the application of Section 5 of the Securities Act of 1933.

21. Modifications to the Plan. The modifications to the Original Plan constitute technical changes and do not materially adversely affect or change the treatment of any Claims or Equity Interests. Accordingly, pursuant to Bankruptcy Rule 3019, these modifications do not require additional disclosure under section 1125 of the Bankruptcy Code or resolicitation of votes under section 1126 of the Bankruptcy Code, nor do they require that holders of Claims or Equity Interests be afforded an opportunity to change previously cast acceptances or rejections of the Plan.

22. Good Faith Solicitation (11 U.S.C. § 1125(e)). Based on the record before the Bankruptcy Court in these Chapter 11 Cases, the Debtors and their directors, officers, employees, members, agents, advisors, and professionals have acted in “good faith” within the meaning of section 1125(e) of the Bankruptcy Code in compliance with the applicable provisions of the Bankruptcy Code and Bankruptcy Rules in connection with all their respective activities relating to the solicitation of acceptances to the Plan and their participation in the activities described in section 1125 of the Bankruptcy Code, and are entitled to the protections afforded by section 1125(e) of the Bankruptcy Code and the exculpation provisions set forth in Section 12.6 of the Plan.

23. Assumption and Rejection. Article VIII of the Plan governing the assumption and rejection of executory contracts and unexpired leases satisfies the requirements of section 365(b) of the Bankruptcy Code.

24. Substantive Consolidation. No creditor of any of the Debtors will be prejudiced by the substantive consolidation of the Debtors, which will benefit all creditors of the Debtors.

25. Liquidating Trust. The establishment of the Liquidating Trust in accordance with the Liquidating Trust Agreement is approved.

26. Satisfaction of Confirmation Requirements. The Plan satisfies the requirements for confirmation set forth in section 1129 of the Bankruptcy Code.

27. Retention of Jurisdiction. The Bankruptcy Court may properly retain jurisdiction over the matters set forth in Article XI of the Plan and section 1142 of the Bankruptcy Code.

DECREES

NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED, AND DECREED THAT:

28. Modifications to the Plan. The modifications of the Original Plan, which are incorporated in the Plan, meet the requirements of sections 1127(a) and (c), such modifications do not adversely change the treatment of the Claim of any creditor or Equity Interest of any equity security holder within the meaning of Bankruptcy Rule 3019, and no further solicitation or voting is required.

29. Confirmation. The Plan is approved and confirmed under section 1129 of the Bankruptcy Code. The terms of the Plan and the Plan Supplement are incorporated by reference into and are an integral part of the Plan and this Confirmation Order.

30. Objections. All Objections that have not been withdrawn, waived, or settled, and all reservations of rights pertaining to confirmation of the Plan included therein, are overruled on the merits for the reasons stated on the record of the Confirmation Hearing.

31. Plan Classification Controlling. The classifications of Claims and Equity Interests for purposes of the distributions to be made under the Plan shall be governed solely by the terms of the Plan. The classifications set forth on the Ballots tendered to or returned by the Debtors’ creditors in connection with voting on the Plan (a) were set forth on the Ballots solely for purposes of voting to accept or reject the Plan, (b) do not necessarily represent, and in no event shall be deemed to modify or otherwise affect, the actual classification of such Claims and Equity Interests under the Plan for distribution purposes, and (c) shall not be binding on the Debtors.

32. Binding Effect. The Plan and its provisions shall be binding upon the Debtors, the Trustee, any entity acquiring or receiving property or a distribution under the Plan, and any holder of a Claim against or Equity Interest in the Debtors, including all governmental entities, whether or not the Claim or Equity Interest of such holder is impaired under the Plan and whether or not such holder or entity has accepted the Plan.

33. Vesting of Assets. Pursuant to Section 10.1 of the Plan, except as otherwise provided in the Plan, upon the Effective Date all property of the Debtors’ estates shall vest in the Debtors, and in accordance with Article IV of the Plan and subject to the exceptions contained therein and in the Liquidating Trust Agreement, the Liquidating Trust Assets shall be transferred to the Liquidating Trust. From and after the Effective Date, the Trustee may dispose of the Liquidating Trust Assets free of any restrictions of the Bankruptcy Code, but in accordance with the provisions of the Plan and the Liquidating Trust Agreement. As of the Effective Date, all assets of the Debtors and the Liquidating Trust shall be free and clear of all Claims, except as provided in the Plan or this Confirmation Order.

34. Assumption or Rejection of Executory Contracts and Unexpired Leases (11 U.S.C. § 1123(b)(2)). Pursuant to Section 8.1 of the Plan, as of the Effective

Date, all executory contracts and unexpired leases as to which any of the Debtors are parties are rejected, except for an executory contract or unexpired lease that (i) has been assumed or rejected pursuant to Final Order of the Bankruptcy Court entered prior to the Effective Date, or (ii) is the subject of a separate motion to assume or reject filed under section 365 of the Bankruptcy Code by the Debtors prior to the Effective Date.

35. Bar Date for Rejection Damage Claims. Pursuant to Section 8.3 of the Plan, if the rejection of an executory contract or unexpired lease by any of the Debtors pursuant to Section 8.1 of the Plan results in damages to the other party or parties to such contract or lease, a Claim for such damages, if not heretofore evidenced by a filed proof of claim, shall be forever barred and shall not be enforceable against the Debtors, the Trustee, or any property to be distributed under the Plan or the Liquidating Trust unless a proof of claim is filed with the Bankruptcy Court and served upon the Trustee on or before the date that is thirty (30) days after the Confirmation Date.

36. General Authorizations. Each of the Debtors is authorized to execute, deliver, file, or record such contracts, instruments, releases, and other agreements or documents and take such actions as may be necessary or appropriate to effectuate, implement, and further evidence the terms and conditions of the Plan and any securities issued pursuant to the Plan. The Debtors and their directors, officers, members, agents, and attorneys are authorized and empowered to issue, execute, deliver, file, or record any agreement, document, or security, including, without limitation, the documents contained in the Plan Supplement, as modified, amended, and supplemented, in substantially the form included therein, and to take any action necessary or appropriate to implement, effectuate, and consummate the Plan in accordance with its terms, or take any or all corporate actions authorized to be taken pursuant to the Plan, including merger of any of the Debtors and the dissolution of each of the Debtors (with the exception of Bethlehem Steel de Mexico, S.A. de C.V.), and any release, amendment, or restatement of any bylaws, certificates of incorporation, or other organization documents of the Debtors, whether or not specifically referred to in the Plan or the Plan Supplement, without further order of the Court, and any or all such documents shall be accepted by each of the respective state filing offices and recorded in accordance with applicable state law and shall become effective in accordance with their terms and the provisions of state law. Pursuant to Section 6.7 of the Plan, the Debtors are authorized to file certificates of cancellation, dissolution, or merger without further action under applicable law, regulation, order, or rule, including, without express or implied limitation, any action by the stockholders, members, or directors (or other governing body) of the Debtors.

37. Securities Laws Exemption. The offering, issuance, and distribution of the beneficial interests in the Liquidating Trust are exempt from the provisions of section 5 of the Securities Act of 1933, as amended, and any state or local law requiring registration for the offer, issuance, distribution, or sale of a security by reason of section 1145(a) of the Bankruptcy Code. The beneficial interests in the Liquidating Trust shall not be certificated and are not transferable (except as otherwise provided in the Liquidating Trust Agreement).

38. Substantive Consolidation. Subject to the occurrence of the Effective Date, each of the Debtors (with the exception of Bethlehem and Bethlehem Steel de Mexico, S.A. de C.V.) shall be deemed merged into Bethlehem, and (i) all assets and all liabilities of the Debtors shall be deemed merged into Bethlehem, (ii) all guaranties of any Debtor of the payment, performance, or collection of obligations of another Debtor shall be eliminated and canceled, (iii) any obligation of any Debtor and all guaranties thereof executed by one or more of the other Debtors shall be treated as a single obligation, and such guaranties shall be deemed a single Claim against the consolidated Debtors, (iv) all joint obligations of two or more Debtors and all multiple Claims against such entities on account of such joint obligations shall be treated and allowed only as a single Claim against the consolidated Debtors, (v) all Claims between or among the Debtors shall be canceled, and (vi) each Claim filed in the Chapter 11 Case of any Debtor shall be deemed filed against the consolidated Debtors and a single obligation of the consolidated Debtors on and after the Effective Date.

39. Plan Supplement. The documents contained in the Plan Supplement and any amendments, modifications, and supplements thereto, and all documents and agreements introduced into evidence by the Debtors at the Confirmation Hearing (including all exhibits and attachments thereto and documents referred to therein), and the execution, delivery, and performance thereof by the Debtors or the Trustee is authorized and approved, including, but not limited to, the Liquidating Trust Agreement. Without need for further order or authorization of the Bankruptcy Court, the Debtors and the Trustee are authorized and empowered to make any and all modifications to any and all documents included as part of the Plan Supplement that do not materially modify the terms of such documents and are consistent with the Plan.

40. Governmental Approvals Not Required. This Confirmation Order shall constitute all approvals and consents required, if any, by the laws, rules, or regulations of any state or any other governmental authority with respect to the implementation or consummation of the Plan and any documents, instruments, or agreements, and any amendments or modifications thereto, and any other acts referred to in or contemplated by the Plan, the Disclosure Statement, and any documents, instruments, or agreements, and any amendments or modifications thereto.

41. Exemption from Certain Taxes. Pursuant to section 1146(c) of the Bankruptcy Code, the assignment or surrender of any lease or sublease, or the delivery of any deed or other instrument of transfer under, in furtherance of, or in connection with the Plan, including any deeds, bills of sale, or assignments executed in connection with any disposition of assets contemplated by the Plan (including transfers of assets to and by the Liquidating Trust) shall not be subject to any stamp, real estate transfer, mortgage recording, sales, use, or other similar tax.

42. Effective Date Payments and Transfers by the Debtors. Pursuant to Section 5.2(a) of the Plan, on the Effective Date, or as soon thereafter as is reasonably practicable, the Debtors shall (i) remit to holders of Allowed Administrative Expense Claims, Allowed Priority Tax Claims, Allowed Priority Non-Tax Claims, and, if applicable, Allowed Other Secured Claims an amount in Cash equal to the Allowed amount of such Claims, and (ii) transfer the Liquidating Trust Assets free and clear of all liens, claims, and encumbrances to the Liquidating Trust, but subject to any obligations imposed by the Plan, on behalf of holders of General Unsecured Claims.

43. Repayment of Cash or Certain Assets to ISG. If the Debtors possess any Cash or other assets after (i) transferring the Liquidating Trust Assets to the Liquidating Trust, including the funding of the Trustee Expense Fund, (ii) the payment in full of all Allowed Administrative Expense Claims, Allowed Priority Tax Claims,

Allowed Other Secured Claims, and Allowed Priority Non-Tax Claims, (iii) reimbursing the Retirees who elected and paid for COBRA coverage commencing April 1, 2003, for their COBRA premiums covering the period April 1, 2003 through April 14, 2003, and (iv) completing the acts described in Section 6.5 of the Plan, the Debtors shall repay such Cash amounts to ISG by wire transfer of immediately available funds to an account designated by ISG and convey to ISG any other assets (other than (i) the Liquidating Trust Assets, or (ii) any other asset as directed by ISG, which assets may be abandoned without further Bankruptcy Court order) by delivering instruments of assignment and conveyance reasonably satisfactory to ISG; provided, however, that the Debtors are authorized, with the consent of the Committee, to make all or a portion of such repayments to ISG from time to time before the conditions in clauses (i) through (iv) of this decretal paragraph have been satisfied so long as in their reasonable business judgment there shall remain after any such repayment(s) sufficient Cash to satisfy all obligations referred to in such clauses. In the event any Cash remains in the Trustee Expense Fund after all the obligations imposed on the Trustee and the Liquidating Trust pursuant to the Plan have been satisfied, the Trustee shall repay such Cash amounts to ISG by wire transfer of immediately available funds to an account designated by ISG.

44. Return of Consideration Shares to ISG. Pursuant to Section 5.2(c) of the Plan, except to the extent that ISG otherwise agrees, if the Consideration Shares (or the proceeds of a sale thereof) are not distributed to the Trustee for the benefit of the holders of Allowed General Unsecured Claims prior to July 1, 2004, on July 1, 2004, the Debtors shall (i) pay $15,000,000 to ISG by wire transfer of immediately available funds, or (ii) deliver the Consideration Shares (or the proceeds of a sale thereof) to ISG.

45. Role of the Trustee. The Trustee shall (A) have the power and authority to hold, manage, sell, and distribute the Liquidating Trust Assets to the holders of Allowed General Unsecured Claims, (B) hold the Liquidating Trust Assets for the benefit of the holders of Allowed General Unsecured Claims, (C) have the power and authority to hold, manage, sell, and distribute Cash or non-Cash Liquidating Trust Assets obtained through the exercise of his power and authority, (D) have the power and authority to prosecute and resolve, in the names of the Debtors and/or the name of the Trustee, the Avoidance Actions without further order or authority from the Bankruptcy Court, (E) have the power and authority to prosecute and resolve objections to Disputed Claims, (F) have the power and authority to perform such other functions as are provided in the Plan and/or the Liquidating Trust Agreement, and (G) have the power and authority to administer the closure of the Chapter 11 Cases. After the certificates of cancellation, dissolution, or merger for all the Debtors (with the exception of Bethlehem Steel de Mexico, S.A. de C.V.) have been filed in accordance with Section 6.5(e) of the Plan, the Trustee shall be authorized to exercise all powers regarding the Debtors’ tax matters, including filing tax returns, to the same extent as if the Trustee were the debtor in possession. The Trustee shall (A) complete and file as soon as possible, to the extent not previously filed, the Debtors’ final federal, state, and local tax returns, (B) request an expedited determination of any unpaid tax liability of the Debtors under section 505(b) of the Bankruptcy Code for all tax periods of the Debtors ending after the Commencement Date through the liquidation of the Debtors as determined under applicable tax laws, to the extent not previously requested, and (C) represent the interest and account of the

Debtors before any taxing authority in all matters, including, but not limited to, any action, suit, proceeding, or audit.

46. Books and Records. On the Effective Date, the Debtors shall transfer and assign to the Liquidating Trust full title to, and the Liquidating Trust shall be authorized to take possession of, all the books and records of the Debtors that were not transferred to ISG.

47. Costs and Expenses of the Trustee. The costs and expenses of the Liquidating Trust, including the fees and expenses of the Trustee and his retained professionals (with the exception of those incurred in connection with the pursuit of the Avoidance Actions), shall be paid first out of the Trustee Expense Fund and then out of the other Liquidating Trust Assets. Such costs and expenses shall be considered administrative expenses of the Debtors’ estates. In the event any Cash remains in the Trustee Expense Fund after the obligations of the Trustee and the Liquidating Trust pursuant to the Plan and the Liquidating Trust Agreement have been satisfied, the Trustee shall repay such Cash amounts to ISG in accordance with Section 5.2(c) of the Plan.

48. Causes of Action. Pursuant to Section 10.5 of the Plan, on and after the Effective Date, the Debtors will have the exclusive right to enforce any and all Causes of Action against any person other than Avoidance Actions, and the Trustee will have the exclusive right to enforce any and all Avoidance Actions against any person. The Debtors may pursue, abandon, settle, or release any or all Causes of Action, other than Avoidance Actions, as it deems appropriate, without the need to obtain approval or any other or further relief from the Bankruptcy Court. The Trustee may pursue, abandon, settle, or release any or all Causes of Action and Avoidance Actions as it deems appropriate, without the need to obtain approval or any other or further relief from the Bankruptcy Court. The Debtors may, in their sole discretion, offset any such claim held against a person, other than Avoidance Actions, against any payment due such person under the Plan, and the Trustee may, in his sole discretion, offset any claim with respect to Avoidance Actions held against a person against any payment due such person under the Plan; provided, however, that any claims of the Debtors arising before the Commencement Date shall first be offset against Claims against the Debtors arising before the Commencement Date.

49. ACE Objection. Notwithstanding any other term or provision in the Plan, this Confirmation Order (i) is without prejudice to any of the rights, claims, and/or defenses that ACE American Insurance Company and any other ACE USA-related company (collectively, “ACE”) may have under any of their various insurance policies (collectively, the “Policies”) and applicable law; (ii) confirms that, subject to applicable law, all of the terms, provisions, conditions, limitations, and/or exclusions contained in the Policies shall remain unmodified and in full force and effect; (iii) confirms that nothing in the Plan shall be deemed to create any insurance coverage that does not otherwise exist, if at all, under the terms of the Policies and applicable law, or create any direct right of action against ACE that does not otherwise exist under applicable state law; (iv) confirms that confirmation of the Plan is without prejudice to any of ACE’s rights and/or defenses in any subsequent litigation in which ACE may seek any declaration regarding the nature and/or extent of any insurance coverage under the Policies and applicable law; and (v) confirms that nothing in the Plan shall be construed as an acknowledgment that the Policies cover or otherwise apply to any Allowed Claims or that any Allowed Claims are eligible for payment under any of the Policies.

50. Final Fee Applications. Pursuant to Section 2.2 of the Plan, all entities seeking an award by the Bankruptcy Court of compensation for services rendered or reimbursement of expenses incurred through and including the Confirmation Date under sections 327, 328, 330, 331, 503(b)(2), 503(b)(3), 503(b)(4), or 503(b)(5) of the Bankruptcy Code (i) shall file their respective final applications for allowance of compensation for services rendered and reimbursement of expenses incurred (the “Final Fee Applications”) by the date that is thirty (30) days after the Confirmation Date, and (ii) shall be paid in full in such amounts as are allowed by the Bankruptcy Court (A) upon the date upon which the order relating to any such Administrative Expense Claim is entered, or (B) upon such other terms as may be mutually agreed upon between the holder of such an Administrative Expense Claim and the Debtors. The Final Fee Applications shall be served on: (i) Terry Graffis, Vice President, National City Bank, 629 Euclid Avenue, Suite 635, Cleveland, Ohio 44114; (ii) Office of the United States Trustee for the Southern District of New York, 33 Whitehall Street, 21st Floor, New York, New York 10004 (Attn: Tracy Hope Davis, Esq.); (iii) Kathleen Mills, Esq., Deputy General Counsel, Bethlehem Steel Corporation, 1170 Eighth Avenue, Bethlehem, PA 18018-2217; (iv) Kramer Levin Naftalis & Frankel LLP, 919 Third Avenue, New York, New York 10022 (Attn: Thomas M. Mayer, Esq.), (v) Weil, Gotshal & Manges LLP, 767 Fifth Avenue, New York, New York 10153 (Attn: George A. Davis, Esq.), and (vi) The Honorable Burton R. Lifland, United States Bankruptcy Court for the Southern District of New York, Alexander Hamilton Custom House, One Bowling Green, New York,

NY 10004-1408. A hearing on the Final Fee Applications shall be held on December 17, 2003, at 10:00 a.m.

51. The Debtors are authorized to pay in the ordinary course and without the need for Bankruptcy Court approval the reasonable fees and expenses, incurred after the Confirmation Date, of the professional persons employed by the Debtors and the Committee in connection with the implementation and consummation of the Plan, the claims reconciliation process, and any other matters as to which such professionals may be engaged. After the Effective Date, the Trustee shall, in the ordinary course of business and without the necessity for any approval by the Bankruptcy Court, pay the reasonable fees and expenses of the professional persons employed by the Liquidating Trust in connection with the implementation and consummation of the Plan, the claims reconciliation process, and any other matters as to which such professionals may be engaged. The fees and expenses of such professionals shall be paid within ten (10) Business Days after submission of a detailed invoice therefor. If the Debtors or the Trustee, as the case may be, dispute the reasonableness of any such invoice, the Debtors or the Trustee, as the case may be, shall timely pay the undisputed portion of such invoice, and the Debtors or the Trustee, as the case may be, or the affected professional may submit such dispute to the Bankruptcy Court for a determination of the reasonableness of such invoice.

52. Injunction. Pursuant to Section 10.6 of the Plan, on and after the Confirmation Date, all persons are permanently enjoined from commencing or continuing in any manner any action or proceeding (whether directly, indirectly, derivatively, or otherwise) on account of or respecting any claim, debt, right, or cause of action of the

Debtors for which the Debtors or the Liquidating Trust retains sole and exclusive authority to pursue in accordance with the Plan.

53. Indenture Trustees’ Fees and Expenses. The reasonable fees and expenses of the Indenture Trustees shall be paid in accordance with the procedures established in Section 2.4 of the Plan.

54. Releases, Exculpations, and Injunctions. The release, exculpation, and injunction provisions contained in the Plan are fair and equitable, are given for valuable consideration, and are in the best interests of the Debtors and their chapter 11 estates, and such provisions shall be effective and binding upon all persons and entities.

55. Termination of Injunctions and Automatic Stay. Pursuant to Section 10.4 of the Plan, all injunctions or stays arising under or entered during the Chapter 11 Cases under sections 105 or 362 of the Bankruptcy Code or otherwise, and in existence on the Confirmation Date, shall remain in full force and effect until the closing of the Chapter 11 Cases.

56. Cancellation of Existing Securities and Agreements. Pursuant to Section 6.4 of the Plan, except for purposes of evidencing a right to distributions under the Plan or otherwise provided in the Plan, on the Effective Date all the agreements and other documents evidencing the Claims or rights of any holder of a Claim against the Debtors, including all indentures and notes evidencing such Claims and any options or warrants to purchase Equity Interests, or obligating the Debtors to issue, transfer, or sell Equity Interests or any other capital stock of the Debtors, shall be canceled; provided, however, that the Indentures shall continue in effect solely for the purposes of (i) allowing the Indenture Trustees to make any distributions on account of Allowed General

Unsecured Claims in Class 3 pursuant to the Plan and to perform such other necessary administrative functions with respect thereto, and (ii) permitting the Indenture Trustees to maintain any rights or liens they may have for fees, costs, and expenses under the Indentures.

57. Nonoccurrence of Effective Date. In the event that the Effective Date does not occur, then (i) the Plan, (ii) the rejection of executory contracts or unexpired leases pursuant to the Plan, (iii) any document or agreement executed pursuant to the Plan, and (iv) any actions, releases, waivers, or injunctions authorized by this Confirmation Order or any order in aid of consummation of the Plan shall be deemed null and void. In such event, nothing contained in this Confirmation Order, any order in aid of consummation of the Plan, or the Plan, and no acts taken in preparation for consummation of the Plan (a) shall be deemed to constitute a waiver or release of any Claims or Equity Interests by or against the Debtors or any other persons or entities, to prejudice in any manner the rights of the Debtors or any person or entity in any further proceedings involving the Debtors or otherwise, or to constitute an admission of any sort by the Debtors or any other persons or entities as to any issue, or (b) shall be construed as a finding of fact or conclusion of law in respect thereof.

58. Notice of Entry of Confirmation Order. On or before the tenth (10th) Business Day following the date of entry of this Confirmation Order, the Debtors shall serve notice of entry of this Confirmation Order pursuant to Bankruptcy Rules 2002(f)(7), 2002(k), and 3020(c) on all creditors and interest holders, the United States Trustee, and other parties in interest, by causing notice of entry of the Confirmation Order (the “Notice of Confirmation”), to be delivered to such parties by first-class mail, postage prepaid. The notice described herein is adequate under the particular circumstances and no other or further notice is necessary. The Debtors also shall cause the Notice of Confirmation to be published as promptly as practicable after the entry of this Confirmation Order once in each of The New York Times (National Edition) and The Wall Street Journal (National Edition).

59. Notice of Effective Date. Within five (5) Business Days following the occurrence of the Effective Date, the Trustee shall file the notice of the occurrence of the Effective Date and shall serve a copy of same on the entities set forth in the Debtors’ Master Service List established pursuant to that certain Order Establishing Notice Procedures, dated October 15, 2001.

60. Binding Effect. Pursuant to sections 1123(a) and 1142(a) of the Bankruptcy Code and the provisions of this Confirmation Order, the Plan and the Plan Supplement shall apply and be enforceable notwithstanding any otherwise applicable nonbankruptcy law.

61. Severability. Each term and provision of the Plan, as it may have been altered or interpreted by the Bankruptcy Court in accordance with Section 12.12 of the Plan, is valid and enforceable pursuant to its terms.

62. Conflicts Between Order and Plan. To the extent of any inconsistency between the provisions of the Plan and this Confirmation Order, the terms and conditions contained in this Confirmation Order shall govern. The provisions of this

Confirmation Order are integrated with each other and are nonseverable and mutually dependent unless expressly stated by further order of this Bankruptcy Court.

Dated: New York, New York

   October 22, 2003

/s/ Burton R. Lifland

UNITED STATES BANKRUPTCY JUDGE

29